Exhibit 99.1
FLY LEASING REPORTS THIRD QUARTER 2010 FINANCIAL RESULTS
Dublin, Ireland, November 4, 2010 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the third quarter of 2010.
Third Quarter 2010 Highlights
•	Adjusted net income of $14.1 million, diluted EPS of $0.52, excluding $1.9 million of share-based compensation
•	Net income of $12.2 million, EPS of $0.45
•	Generated Available Cash Flow of $40.4 million, $1.48 per share
•	Entered into purchase agreements for the acquisition of three new B737-800s
•	Sold three aircraft for net cash proceeds of $86.3 million
•	Repurchased 1.6 million shares at an average of $10.70 per share
•	Declared 12th consecutive quarterly dividend on October 15th
“In the third quarter, FLY continued to implement its strategy of enhancing shareholder value while producing another strong financial result. In the quarter we spent $17.6 million on repurchasing a further 1.6 million shares at an average price of $10.70 per share and paid a quarterly dividend of 20 cents per share. Meanwhile our Available Cash Flow per share was $1.48 for the quarter compared to $0.96 in the same quarter last year, an increase of over 50%,” said Colm Barrington, FLY’s CEO. “We have now placed several aircraft that were off-lease during the quarter and expect our fleet to be leased or committed to airlines by the end of the year.”
“We are particularly pleased with the results from the sale of three of our aircraft, including one 15 year old model, all for prices above net book value and for net cash proceeds of $86.3 million, or $32.5 million after repayment of the debt associated with these aircraft. These sales were particularly cash generative and at the end of September our total cash stood at $360.6 million. The cash generated by the sales will provide us with further opportunities to grow the fleet. We are also very pleased with the outcome of our investment in BBAM LP, which provided net equity earnings of $1.3 million in the quarter.”
“On September 30th, we announced the acquisition of three new B737-800s in a sale and leaseback transaction with flydubai, the Dubai government owned low cost carrier. We subsequently sold one of these positions for a gain on October 27, 2010, helping us manage our lessee concentration. FLY will continue to focus on sensible growth such as this, while actively managing our fleet in order to keep it young, diversified and in high demand. With the airline industry strengthening, we expect to see more attractive opportunities for FLY to grow.”

Third Quarter Financial Results
FLY’s net income and basic and diluted earnings per share for the third quarter of 2010 were $12.2 million and $0.45 per share compared to $14.4 million and $0.48 in the same period of 2009. The third quarter 2010 result includes a pre-tax gain of $8.9 million from the sale of three aircraft and pre-tax earnings of $1.3 million from our 15% investment in our servicer and manager, BBAM LP. However, the third quarter 2010 result was adversely impacted by three aircraft being off-lease throughout the period and by the costs and charges associated with an aircraft leased to Mexicana Airlines, which sought protection from its creditors in August. The comparable 2009 result included a gain of $12.5 million from purchasing notes payable.
Net income and diluted earnings per share for the nine months ended September 30, 2010 were $42.0 million and $1.46 compared to $75.4 million and $2.43 in the same period in 2009. The 2009 results benefited from a gain of $70.1 million from the repurchase of notes payable and $7.7 million from a lease termination settlement, while the 2010 results benefited from the sale of an option to purchase our notes payable ($12.5 million pre-tax) and from a gain on the sale of three aircraft ($8.9 million pre-tax).
Operating lease revenue for the third quarter of 2010 was $51.7 million compared to $54.3 million in the same period of the previous year, a decrease of 5%. This was primarily due to the three aircraft that were off-lease, one lessee being placed on a non-accrual basis and the loss of revenues from the Mexicana lease. Total revenues for the third quarter of 2010 were $62.6 million compared to $67.8 million in the same period of the previous year.
Total revenues for the nine month period ended September 30, 2010 were $193.7 million compared to $241.4 million in the same period of the previous year. The 2009 figure included $70.1 million from the gain on the purchase of notes payable.
Total expenses in the third quarter of 2010 were $48.0 million compared to $50.2 million in the same period of the previous year, a decrease of 4%. The decrease was primarily due to lower interest expense and the absence of amortization related to the debt purchase option.
Total expenses for the nine month period ended September 30, 2010 were $143.2 million compared to $145.3 million for the same period of the previous year.
Depreciation expense in the third quarter of 2010 was $21.3 million compared to $21.1 million, in the third quarter of 2009. In the nine months ended September 30, 2010, depreciation expense was $63.7 million as compared to $62.5 million in the same period of 2009.
Interest expense in the third quarter of 2010 was $18.8 million compared to $20.4 million in the same period of the previous year, a decrease of 8%. The decrease is mainly due to a reduction in the amount of debt outstanding and in hedging costs. For the nine months ended September 30, 2010, interest expense was $56.6 million as compared to $61.0 million in the same period of 2009, a reduction of 7%.

Selling, general and administrative (“SG&A”) expenses were $6.8 million in the third quarter of 2010 compared to $4.8 million in the same period of the previous year, an increase of $2.0 million. Included in the third quarter SG&A expense is $1.9 million of non-cash share-based compensation.
For the nine months ended September 30, 2010, SG&A expense was $19.5 million as compared to $15.9 million in the same period of 2009. In addition to non-cash share-based compensation expense of $2.8 million, the SG&A expense for the nine-month period ending September 30, 2010 includes $2.2 million of expenses associated with amendments to our management and servicing agreements and the Aircraft Acquisition Facility all related our separation from Babcock & Brown. These professional fees were fully reimbursed by Babcock & Brown Limited. This reimbursement was treated as a capital contribution.
The provision for income taxes in the third quarter of 2010 was $2.4 million, an effective income tax rate of 16.4% compared to 18.0% for the same period in the previous year. For the nine months ended September 30, 2010, the provision for income taxes was $8.5 million, an effective income tax rate of 16.9% compared to 21.5% for the same period in the previous year.
Available Cash Flow
Available Cash Flow (“ACF”), which FLY defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs, non-cash equity based compensation, the deferred tax provision and other one-time, non-cash items, was $40.4 million for the third quarter of 2010 compared to $29.1 million for the same period in the previous year, an increase of 39%. The increase is primarily due to the gains on the sale of the three aircraft and earnings from the investment in BBAM LP. ACF per share was $1.48 for the third quarter of 2010 compared to $0.96 in the same period of 2009.
For the nine months ended September 30, 2010, ACF was $127.9 million or $4.43 per share compared to $96.7 million and $3.12 for the same period of 2009.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Quarterly Dividend
On October 15, 2010, FLY declared a dividend of $0.20 per share in respect of the third quarter of 2010. This dividend will be paid on November 19, 2010 to shareholders of record on October 29, 2010.
Share Repurchases
In a transaction that closed on July 30, 2010, FLY repurchased 1,411,264 shares from Babcock & Brown Limited at a cost of $10.50 per share. In addition, another 228,950 shares were repurchased during the quarter at an average price of $11.93 per share. Since June 2008, nearly seven million shares have been repurchased at an average price of $7.28 per share. These purchases represent more than 20% of FLY’s original IPO shares. At September 30, 2010, there are 26.6 million shares outstanding.
Under FLY’s share repurchase program, FLY may make repurchases from time to time in the open market or in privately negotiated transactions. As of September 30, 2010, $12.4 million remained authorized for repurchases. The current program expires in May 2011.

Financial Position
At September 30, 2010, FLY’s total assets were $2.0 billion, including flight equipment with a net book value of $1.6 billion. Restricted and unrestricted cash at September 30, 2010 totaled $360.6 million, of which $113.8 million was unrestricted. These amounts compare to total cash of $235.2 million and unrestricted cash of $96.0 million at December 31, 2009, an increase of 53% and 19%, respectively.
The restricted cash balance at September 30, 2010 includes $86.3 million of proceeds from the sale of the three aircraft. $67.3 million of this amount was used to repay notes payable (net of amounts returned to us in respect of notes payable purchased and held by FLY), with the balance being released to unrestricted cash.
Aircraft Portfolio
At September 30, 2010 FLY’s aircraft were on lease to 33 lessees in 21 countries, with four aircraft off-lease, including the aircraft that was leased to Mexicana Airlines.
In September, FLY entered into purchase and leaseback agreements with flydubai for three new Boeing 737-800 aircraft for an aggregate price in excess of $120 million. Subsequent to September 30, 2010 the right to purchase and lease one of these aircraft was sold to a third party. The remaining two aircraft are scheduled for delivery to FLY in December 2010 and February 2011. The remaining purchase commitment for these two aircraft is in excess of $80 million, part of which we expect will be financed with new bank debt.
The table below shows the aircraft in FLY’s portfolio on September 30, 2010 and December 31, 2009:

	Sep 30,	Dec 31,
Portfolio at	2010	2009
Airbus A319	10	10
Airbus A320	16	17
Airbus A330	1	1
Boeing 737	17	19
Boeing 747	1	1
Boeing 757	12	12
Boeing 767	1	1
Boeing 777	1	1

Total	59	62

At September 30, 2010, the average age of FLY’s portfolio was 8.1 years weighted by the net book value of each aircraft. The average remaining lease term was 4.4 years, also weighted by net book value. At September 30, 2010 the 55 leases were generating annualized revenues of $195 million. For the third quarter of 2010, FLY’s lease utilization factor was 94% and for the nine months ended September 30, 2010 the lease utilization factor was 95%.

Conference Call and Webcast
FLY’s senior management will host a conference call and webcast to discuss these results at 4:30 p.m. U.S. Eastern Time on Thursday, November 4, 2010. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 15683523 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 15683523. The replay recording will be available until November 11, 2010.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com
Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Operating lease revenue	$51,736	$54,282	$167,419	$161,434
Equity earnings from BBAM LP	1,277	—	1,857	—
Gain on sale of aircraft	8,912		8,912
Gain on purchases of notes payable	—	12,515	—	70,136
Gain on sale of option to purchase notes payable	—	—	12,501	—
Lease termination settlement	570	611	1,739	7,707
Interest and other income	115	387	1,304	2,117

Total revenues	62,610	67,795	193,732	241,394

Expenses
Depreciation	21,320	21,128	63,701	62,488
Interest expense	18,781	20,382	56,603	60,969
Selling, general and administrative	6,836	4,765	19,481	15,888
Debt purchase option amortization	—	3,409	947	4,476
Maintenance and other costs	1,080	498	2,433	1,493

Total expenses	48,017	50,182	143,165	145,314

Net income before provision for income taxes	14,593	17,613	50,567	96,080
Provision for income taxes	2,391	3,164	8,538	20,686

Net income	$12,202	$14,449	$42,029	$75,394

Weighted average number of shares
- Basic	27,259,400	30,279,948	28,797,896	31,017,554
- Diluted	27,304,430	30,279,948	28,838,684	31,017,554
Earnings per share
- Basic	$0.45	$0.48	$1.46	$2.43
- Diluted	$0.45	$0.48	$1.46	$2.43
Dividends declared and paid per share	$0.20	$0.20	$0.60	$0.60

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Sept. 30,	Dec. 31,
	2010	2009
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$113,786	$95,972
Restricted cash and cash equivalents.	246,772	139,241
Rent receivables	1,661	3,927
Investment in BBAM LP	10,607	—
Flight equipment held for operating leases, net	1,601,606	1,748,988
Deferred tax asset, net	7,898	10,465
Fair market value of derivative asset	2,072	30
Other assets, net	22,037	25,509

Total assets	$2,006,439	$2,024,132

Liabilities
Accounts payable and accrued liabilities	4,580	5,780
Rentals received in advance	7,159	9,656
Payable to related parties	2,221	8,106
Security deposits	31,952	34,425
Maintenance payment liabilities	126,260	118,224
Notes payable, net	656,397	657,649
Borrowings under aircraft acquisition facility	569,816	594,566
Credit facility	39,952	32,290
Fair market value of derivative liabilities	105,140	65,726
Other liabilities	14,846	13,186

Total liabilities	1,558,323	1,539,608

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 26,628,469 and 30,279,948 shares issued and outstanding at September 30, 2010 and December 31, 2009, respectively	27	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	462,627	490,818
Retained earnings	72,791	47,844
Accumulated other comprehensive loss, net	(87,329)	(54,168)

Total shareholders’ equity	448,116	484,524

Total liabilities and shareholders’ equity	$2,006,439	$2,024,132

FLY Leasing Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$12,202	$14,449	$42,029	$75,394
Add (less):
Depreciation	21,320	21,128	63,701	62,488
Lease incentive amortization	1,441	1,065	4,048	3,188
Amortization of debt issue costs	2,131	1,847	5,979	5,204
Non-cash share based compensation	1,925	—	2,771	—
Gain on purchases of notes payable	—	(12,515)	—	(70,136)
Professional fees reimbursed by Babcock & Brown	—	—	2,180	—
Provision for deferred income taxes	1,352	3,137	7,170	20,564

Available cash flow	$40,371	$29,111	$127,878	$96,702

Weighted average diluted shares outstanding	27,304,430	30,279,948	28,838,684	31,017,554

Available cash flow per share	$1.48	$0.96	$4.43	$3.12

FLY defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, non cash share based compensation and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time, non-cash items are excluded from ACF. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see FLY’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.